Julia K. Cowles 650 752 2007 Julia.Cowles@DPW.COM	1600 El Camino Real Menlo Park, CA 94025 650 752 2000 FAX 650 752 2111	New york Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

August 27, 2008

VIA EDGAR AND FACSIMILE

Katherine Wray
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-4561

Re:	Quality Systems, Inc. – Definitive Additional Soliciting Materials, filed August 25, 2008, File No. 001-12537

Dear Ms. Wray:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 26, 2008 (the “Comment Letter”) regarding the above-referenced Definitive Additional Soliciting Materials filed on August 25, 2008 by Quality Systems, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter, based on information provided by the Company.

General

1.
We note that the definitive additional soliciting materials you filed on August 25, 2008, include a letter to shareholders dated August 22, 2008. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A no later than the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding, and in this regard, advise when your letter dated August 22, 2008, was first sent to shareholders.

Katherine Wray	2	August 27, 2008

In response to the Staff’s comment, the Company confirms its understanding of Rule 14a-6(b) and (c), and advises the Staff that the referenced letter to the shareholders dated August 22, 2008 was filed and accepted by EDGAR on August 22, 2008 at 7:39 pm Eastern Time; however, because the filing was made after 5:30 pm Eastern Time, it received a filing date of August 25, 2008. We advise the staff that the mailing of the letter to shareholders commenced on August 22, 2008.

2.
Refer to comment 1 from our letter of July 25, 2008. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 1 4a-9. We note as examples the following in your letter to shareholders dated August 22, 2008: your reference to Mr. Hussein’s “Grab for Control,” and your corresponding assertion that Mr. Hussein’s proposal to amend Quality Systems’ bylaws to change the definition of independent director is “nothing but a ‘power grab’ on Mr. Hussein’s part and an effort to exert undue influence on the company through different means.” Please provide us with factual foundation for the foregoing. Please advise how the influence Mr. Hussein seeks to exert through his current shareholder proposal would be “undue,” given that his proposal will become effective only if approved by holders of the requisite number of shares in accordance with the company’s bylaws. Alternatively, confirm that you will refrain from making similar statements in future solicitation materials.

We acknowledge the Staff’s comment 1 from its July 25, 2008 letter.  The Company believes that Mr. Hussein’s past conduct provides factual foundation to support the Company’s belief that the proposal to amend the definition of independent director in the Company’s bylaws has been advanced primarily for tactical purposes and specifically to reduce the role that Mr. Razin may play on the Company’s board of directors (the “Board”).  This past conduct includes the following actions:

●
Mr. Hussein has repeatedly attempted to cause the Board to make a determination that Mr. Razin is not independent, despite the fact that the majority of Board has confirmed Mr. Razin’s independence on several occasions;

●	Mr. Hussein has repeatedly contested actions taken by Mr. Razin in his capacity as an independent director, and he advocates his position in this regard in his solicitation materials;
●
Mr. Hussein tacitly acknowledged that Mr. Razin was an independent director in the Settlement Agreement dated August 8, 2006 by agreeing that Mr. Razin would hold positions on committees that are required to be made up exclusively of independent directors; however, he has continued to challenge Mr. Razin’s independence including by taking steps soon after entering into the Settlement Agreement to attempt to cause NASDAQ to investigate Mr. Razin’s independence;

●	the focus of Mr. Hussein’s Boardroom efforts in this regard have specifically related to Mr. Razin’s status as an independent director rather than independence criteria more generally.

Katherine Wray	3	August 27, 2008

With respect to the use of the phrase “undue” influence, we advise the Staff that the text was intended to convey to shareholders that the effect of the shareholder proposal will be to give Mr. Hussein disproportionate influence on the Board as compared to Mr. Razin.  Because the effect of the Bylaw amendment would be to disqualify Mr. Razin as an independent director, Mr. Hussein will continue to be eligible to participate on key Board committees and vote on matters to be decided by independent directors, but Mr. Razin will not.

The Company believes that the foregoing facts support the statements made with respect to Mr. Hussein’s motivations and the effect of the Bylaw amendment.  Nonetheless, the Company acknowledges the Staff’s comments, confirms that it will refrain from using terms such as “power grab” or similar phrases, and confirms that it will more clearly express statements of belief about Mr. Hussein’s motivations as such in future proxy soliciting materials.

We are grateful for your assistance in this matter.  Please address any comments or questions with respect to the foregoing to me at (650) 752-2007 or William M. Kelly of Davis Polk & Wardwell at (650) 752-2003.

Very truly yours, /s/ Julia Cowles Julia Cowles

cc:           William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Thomas J. Crane
Rutan & Tucker
611 Anton Boulevard, 14th Floor
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